SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF JULY 2008

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant's name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: JULY 18, 2008

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.

President and Chief Executive Officer

PSi TECHNOLOGIES ISSUES ANNOUNCEMENT PURSUANT TO

NASDAQ MARKETPLACE RULE 4350(b)

Manila, Philippines – July 18, 2008 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced that its financial statements for the year ended December 31, 2007, contained in its Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on July 15, 2008, included an audit report containing a going concern statement from its independent public accounting firm.

This announcement is being made in compliance with Nasdaq Marketplace Rule 4350(b)(i)(B), which requires separate disclosure of receipt of an audit opinion that contains a going concern qualification. This announcement does not represent any change or amendment to the Company’s 2007 financial statements or its Annual Report on Form 20-F.

Additionally, in its Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on July 15, 2008, the Company disclosed that its Board of Directors determined that, as of July 15, 2008, it did not have an audit committee of at least three members. As a foreign private issuer, the Company may follow its home country practices regarding corporate governance in lieu of the corporate governance requirements of Nasdaq. Under Philippine law, the Company is not required to have an audit committee, and therefore, is not required to have at least three members on its Audit Committee as mandated by Nasdaq Rule 4350(d)(2). In accordance with Nasdaq Marketplace Rule 4350(a)(1), the Company’s Philippine counsel has issued a written statement to Nasdaq certifying that its corporate governance practices are not prohibited by, and are consistent with, Philippine law and practice. As of July 18, 2008, the Company has identified the third member of its Audit Committee, and expects thereby, in the near future, to align the corporate governance practices of its Audit Committee with those of U.S. domestic companies under Nasdaq Marketplace Rules.

Further information regarding the going concern statement and the Company’s Audit Committee can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on July 15, 2008.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Larry Cajucom	Lasse Glassen
(63 2) 838 4489	(213) 486 6546
lvcajucomjr@psitechnologies.com.ph	lglassen@financialrelationsboard.com

Safe Harbor Statement

This press release may contain forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.